Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: January 25, 2021

CORPORATE PARTICIPANTS

Gilad Shany, Chief Executive Officer, ION Acquisition Corp.

Adam Singolda, Founder and Chief Executive Officer, Taboola.com Ltd.

Stephen Walker, Chief Financial Officer, Taboola.com Ltd.

PRESENTATION

Mark Roberts – The Blueshirt Group

Good morning, good afternoon, or good evening ladies and gentlemen, depending on where you are listening from. Thank you for standing by and welcome to the Taboola.com Ltd. and ION Acquisition Corp. Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K including exhibits filed today by ION Acquisition Corp. and which may be accessed on the SEC website.

ION Acquisition Corp. has filed an investor deck with the SEC which will be helpful to reference in conjunction with today’s discussion. Please review the disclaimers in the deck because they apply to today’s call.

Please note ION Acquisition Corp. and Taboola will not be fielding any questions on today’s call.

Statements made during this call that are not statements of historical fact constitute forward-looking statements. These include selected projected Taboola 2020 financial metrics taken from the investor deck that are subject to the disclaimers in that deck. All forward-looking statements are subject to risks, uncertainties and other factors that could cause matters expressed or implied by those forward-looking statements not to occur. They could also cause ION Acquisition Corp.’s, Taboola’s or the combined company’s actual results, to differ materially from historical results and/or from forecasts, including those set forth in ION Acquisition Corp.’s Form 8-K and exhibits filed today. This presentation will refer to non-GAAP measures. For an explanation and reconciliations to GAAP, please refer to today’s press release and the investor slide deck that was filed today with the SEC by ION Acquisition Corp.

Participating on today’s call are Gilad Shany, Chief Executive Officer of ION Acquisition Corp., Adam Singolda, Founder and Chief Executive Officer of Taboola, and Stephen Walker, Chief Financial Officer of Taboola.

With that, I will turn the call over to Gilad Shany, CEO of Acquisition Corp. Gilad?

Gilad Shany

Thanks to everyone for joining us. My name is Gilad Shany, and I am the Chief Executive Officer of ION Acquisition Corp. We are extremely excited to share with you the proposed business combination between ION Acquisition and Taboola.

ION Asset Management is an asset management firm based in Israel with over $2 billion of assets under management. ION Asset Management has a long history of investing in and advising Israeli technology companies across private equity and public markets, and now in connection with SPACs.

With support from the ION Asset Management team, we were looking for a global technology leader and we are excited to partner with Taboola to take a significant share of the open web. Before I hand it over to the Taboola’s management team, I’d like to leave with you a couple of high level points regarding our investment thesis.

Our thesis is simple. Number one, we believe that the same way search and social are categories that shaped the web as we know it, Taboola has led the recommendations category, which over time will continue to take share of a massive $64 billion open web market.

Number two, Taboola is leveling the playing field for publisher partners, providing publishers with scale, technology and a robust advertising platform, all of which both Facebook and Google have but publishers lack. We think Taboola’s tech stack is doing for publishers and content creators what Shopify did for sub-scale eCommerce.

Number three, Taboola has an attractive and efficient financial profile with over a billion dollars of gross revenues, with almost $400 million in ex-TAC revenue, and over $100 million Adjusted EBITDA based on Taboola’s 2020 projections. This is a company which raised $160 million to date and still holds $200 million of cash on the balance sheet, further underscoring their capital efficiency. We have strong financial historical profitable growth that is expected to continue.

Number four, management team. We have been watching the team from the sidelines for years and are excited to join this journey. I am personally excited to be joining the Board.

We believe we are starting at ground zero with a $2.6 billion valuation that leaves substantial upside to compound with this investment over time. We are increasing our commitment, not just with our SPAC capital but also investing significant capital from both our private equity business and hedge fund.

For all of those reasons, we are extremely excited to partner with Taboola and to be investors in this compelling long-term opportunity.

With that, I will turn it over to Adam to walk you through the Taboola business plan in greater detail. Adam?

Adam Singolda

Thank you, Gilad. Hey, everyone.

Thirteen years ago, I was in my house and realized I could not find anything to read or watch on TV, and I thought, “I should not be looking for information; information should be looking for me.” As I think about our business, I think of Taboola as a search engine but in reverse. Instead of expecting people to type things they know and look for information, like travel information, news, or products, Taboola is providing them with recommendations for content and things they might like but just never knew existed.

In the future, I think recommendation engines will be all around us and suggesting things to us that we just never knew existed, and those recommendations will become increasingly valuable to consumers. I firmly believe that recommendation engines will be a big part of the open web experience going forward and, as you will hear today, we think Taboola is well positioned to be the recommendation engine for the entire open web.

Chances are that you have seen our product before. For instance, if you go to CNBC.com and you scroll down the page, maybe you watched a video of Squawk Box, for example, and it says “More from CNBC.” This is additional CNBC content from their own site and those recommendations are being powered by Taboola. In this case, Taboola’s recommendation helps the user further engage with CNBC, making the site stickier, and publishers value that because they want to engage consumers, and have a lot of content to just engage consumers with.

In addition, besides our editorial recommendations publishers use, you will see promoted recommendations that are paid by advertisers. We work with many types of advertisers, big and small, and we are able to surface their ads in a way that is contextually relevant to the page and the experience the users have, and therefore more valuable to the advertisers, side by side to an editorial piece of content offered to the person at the right time in a way that’s relevant for them, creating real value for the user, and that’s how we generate revenue.

We only make money when advertisers pay us, and we share that revenue with publishers.

From a technology perspective, as opposed to when people tell Google what they want and they tell Facebook who they are, Taboola doesn’t have these signals. We look at the way people are interacting with the open web, and in less than a second we need to make an educated guess as to what you might like to look for next, and that is a very difficult technology to create and evolve. We’ve been doing this for the last decade, and I can tell you scale matters because you need a lot of data and information in order to make your recommendations valuable. At this point, Taboola is interacting with over half a billion daily active users, which is more than Twitter and Snap combined. We serve more than one trillion recommendations every single month, and all of that feeds the Taboola AI engine so that it can be better at predicting recommendations which will allow us to engage with consumers and monetize that moment of engagement via our advertisers on the open web.

We look at the digital landscape as segregated into two parts. What is commonly referred to as the walled garden where Facebook for social, Google for search, Amazon for eCommerce operate and are dominant. Then you have the rest of the world, the open web. People spend 25% of their time in the open web. These are websites, apps you download on your phone or connected TVs, games. All of those things we like as consumers, that is the open web.

The opportunity we see ahead of us is that there’s $64 billion of advertising in the open web, but it is mega-fragmented. There’s no Google for the open web, there’s no Facebook for open web, there’s no big company serving publishers on the open web and giving advertisers access to that open web, and Taboola wants to be that company.

If we take a step back and think of the current state of play in the open web, we are still monetizing the open web with ad formats that were invented 20 years ago—banner ads as an example. That’s tens of billions of dollars in other ad formats. I strongly believe the recommendation engine will allow Taboola to consolidate the market by surfacing feeds that are both engaging to consumers in terms of offering them content they may like, as well as to advertisers. These are in-feed video, native advertising, eCommerce and other things very similar to what Facebook is doing, or Instagram, but in the walled garden.

CNBC or Disney, as big as they are, are still smaller in the context of Facebook and Google. They do not have broad access of advertisers Google has, or data, or technology and AI, and Taboola wants to provide that. When we bring them AI-powered data and access to advertisers, we help create a relationship between those publishers in the open web to all those advertisers that want to reach them. Think of us doing for the open web what Shopify has done for SMBs but in eCommerce.

I want to touch on some of the software we have developed over the last 10 years. The reason that we are the open web company versus traditional advertising companies is driven by the fact that our identity is built around publishers. We are a B2B platform that is built to serve publishers first. We offer our publishers three things. We give them ways to drive new audiences to their website. If you are USA Today, we can help you find new consumers that will reach USA Today. We help our publishers engage with consumers on their site. What content should people read? What content should you write? What content converts people to subscription? All of those services are SaaS software that we have developed over the last 10 years, and we have invested tens of millions of dollars in. We give that software for publishers as a value-add. That helps us engage with the entire publisher organization.

And lastly, we monetize those moments when people interact with our recommendation engine and share that with our publishers. Google is a search engine making money with ads. Facebook is a social network making money from ads, and Taboola is a recommendation engine for publishers making money from ads.

Publishers use us regardless to how much money we make together; they use us to run their businesses. Just to give you a validation of this strategy, companies like CBS, CBS news, CBS Sports, Comcast, all of Comcast, MSNBC, CNBC, the Today Show, Telemundo, local sites, all of these amazing publishers not only give us an opportunity to generate advertising revenue together like they do with traditional advertising companies, they sign with us a multi-year exclusive global relationship in the recommendation space, which means that when they will consider who should they work with next, we’re deeply working together across the entire organization. Our publishers and us have developed a strategic product-led partnership, and on top of that, because we believe we are a significant revenue source for publishers, if you look at current publishers, if we just grow our yield with the same set of publishers we partner with today, we can grow indefinitely without bringing even new publishers to our network, which we obviously aim to do. If we just improve our yield from our AI and advertising perspectives on the same publisher base we have now, we can grow substantially.

On the other side of our business, we don’t have a wine and dine advertiser type of business to convince people to work with us. This is not a business where we hope for the best. This is a performance- based company, always-on type of business, and advertisers value that. In a world of the social dilemma, consumer boycotts, user generated content, it’s hard to get fired for advertising on CNBC or ESPN. In fact, advertisers working with us are funding quality journalism and the future of the open web, and they are very, very happy to do so as well as diversifying outside of Google and Facebook.

Last but not least, for consumers, when we see them on websites, we’re showing them recommendations paid by advertisers in that moment they read about something they really care about. If you think about what you share with Facebook, you probably don’t really share everything. As an example, something about your kids they really care about, but you also probably read about it all of the time. You may spend hours getting educated about this topic and that’s when we see you and when advertisers get the contextual element of seeing you in that moment. That gives us an advantage and the advertisers know that their content is being promoted at the right time.

Within the open web you see some good companies like The Trade Desk, Magnite, Pubmatic, and they are all great companies, but the fundamental difference between Taboola and other advertising companies is that Taboola is first a recommendation company. We give our publishers real-time editorial software insights so they know what people are looking for and what to write about, and all of these things help us engage throughout the open web. Most of this is direct. Our advertiser base currently stands for 13,000 advertisers, most of which work directly with Taboola, not through an agency, and we have 9,000 publishers directly working with Taboola as well. The largest advertiser is only 3% of our business, and this is a very high touch, intimate relationship on both sides, and we really believe our recommendation engine is what will keep our publishers happy, our advertisers happy and help us grow to billions of dollars in revenue over time.

I think it’s worth talking a little bit about privacy, as this is obviously a topic that’s been growing in importance over the last three years. You see Apple blocking third party cookies, GDPR in Europe, CCPA in California, and even though the Internet is becoming more private, Taboola has been able to grow its yield which means that we are agnostic to this trend. The reason is because of our identity as a recommendation engine first. It means that you are integrated directly onto publishers’ pages. Because they need an editorial recommendation engine in any case, that means we get to serve our own Taboola first party cookie to consumers. So when you come back to a website to read the news, we know you are you. For those reasons, I see a huge opportunity in the future because I think the open web will need Taboola even more when the giants are fighting each other.

This is a market that rewards performance. The more we are able to partner with great publishers, the more users we get to see, and they click more and as a result our yield gets better, and then we partner with even more publishers and grow over time even more, and everything trends in the right direction because of this flywheel, and I am very excited that we can continue to grow that way.

I’ll just touch on the technology side. We are one of the top most desirable place for amazing Israeli engineers to work, and we are proud of that. I spent almost seven years before Taboola working in the Israeli cyber unit. Many people on my staff came from similar units and this gives us great access to talent in Israel. We invested nearly $100 million in R&D in 2020 and will again in 2021, including the purchase of tens of millions of dollars worth of servers. We focus on AI and all of that contributes to the flywheel I mentioned earlier

Let’s talk about growth. We see three growth areas; we believe they are each multi-billion dollar opportunities. Our core business is the current $1.2 billion revenue we have, almost $400 million ex-TAC with over $100 million of Adjusted EBITDA. It’s generally a very predictable business. We’ve been doing it for 10 years, and we know what we do and how we do it. And in our model, we have only modeled our core business, which means that there is substantial upside around the other two growth engines I’m going to speak about.

The first growth engine is where Taboola expands into recommending anything. We will get into eCommerce. You will buy things on Taboola, shirts and mattresses. We will recommend apps, games, for example, and we will get into TV ads as it transitions to digital. So over time, we will not only recommend news, but rather, everything. All of this will help us to recommend more things throughout the open web.

The second growth area for us has Taboola recommending things anywhere. In other words, not just via your browser. You can imagine that over the next five years you will start seeing Taboola serving recommendations in places like your connected TV back home. We won’t get a Netflix deal, but many of your future TV apps will be powered by Taboola. When you watch Wonder Woman on HBO Max, that’s a good candidate for showing you shows powered by Taboola. When you buy a device that’s not Apple—Apple has Apple News which they are very proud of—but for the rest of the billions of Android devices, they need a news feed too. We can do that. Cars have a Spotify integration, but they don’t have a Squawk Box available for them. Why is that? We have access to all of that content and we can create feeds for consumers in their cars, in their devices, in their TVs.

So, over the next five years we are focused on expanding beyond the browser and being available all around you. We are looking to capture more of your time and interact with you throughout our partners. Again, we are a B2B company. We will never be a Google. We will never be a consumer-focused company. We will work with our partners and grow only if they grow, which I think is a big part of our identity.

Let me turn to inorganic growth. We will have a huge appetite for smart inorganic growth. Because of our scale—and you’ve seen our cash position—there is a lot we can do. We have identified specific targets we think can supercharge our growth areas, eCommerce, TV and others. We are talking to some already. Those will be big businesses, but with our currency and cash, we will be well positioned to do that.

I want to point you to a video company we acquired four years ago. At the time it had $20 million in revenue and now it has $90 million in revenues. This has given us an appetite to do more of this type of deal. Again, this is where our scale and our publisher-first model will allow us to accelerate their technology into our platform.

I want to finish up on the people front. Even though we’re a technology company with a very strong financial profile, the reason Taboola works is that we have built a team that’s been together for years, through the good and through bad. When no one wanted to invest and when everyone wanted to invest, we were the same people. We have created high value for our clients and partners in 2020 during the pandemic. You saw the true value of our culture as we have emerged better and stronger. I think that’s a key element of our success.

With that, let me turn you over to Steve Walker, our CFO, to walk you through the financials

Stephen Walker

Thanks Adam. In terms of top line financials, you can see that we will end 2020 with about $1.2 billion of gross revenues. That’s the total advertising dollars that flow through our system. We will have approximately $379 million in ex-TAC revenues, which is what we keep after we pay our publishers, and we will have over $106 million of Adjusted EBITDA. Note that all of these 2020 projections are from the PIPE investor deck and still subject to change as we complete our audits.

I think Gilad mentioned this earlier, but we like to focus on being efficient in terms of how we allocate capital. We have raised $160 million to date and we had over $200 million on our balance sheet at the end of 2020. The reason for that is that we focus on growth, but we also focus on profitable growth. When we think about profitable growth, we look at two metrics. First, we look at growth of ex-TAC revenue, which is the revenue again after what we pay the publishers. You can see that’s been growing at over 21% per year historically. We consider that our top line. We are forecasting about 16.6% growth going forward, and I think that is reflective of our inherent conservatism in this model.

That ex-TAC growth is how we measure how fast we are growing. When we think about profitability, we focus on our Adjusted EBITDA margin. That’s Adjusted EBITDA divided by our ex-TAC revenue. You can see that in 2020 estimate that will be 27.8%. We target keeping that between 27% and 30% as we continue to grow.

So, the way we put those two metrics together is that we think about it similar to the Rule of 40 for SaaS businesses; growth rate plus profitability should exceed 40%. That’s how we track our business.

Adam mentioned this earlier, but the growth in the go-forward model is from our core business. We are not modeling growth from our growth initiatives, nor are we modeling potential future acquisitions. If we were to take those into account, we would expect more like a 20%-plus ex-TAC revenue growth rate business and a 30%-plus Adjusted EBITDA business in the long term.

I did want to take a moment to address 2019 because you can see it was an outlier for us. What happened in 2019 actually started in 2018. We realized in 2018 that in Q4 2018 and Q1 2019, there was an exceptionally large number of big publisher networks that were coming up for renewal that we wanted to win. So, we invested about $60 million in winning those publisher networks. Our investment was in the form of a willingness to accept upfront losses with the publishers, knowing that we’d get them profitable over time. That was about a $60 million hit to our ex-TAC revenue and Adjusted EBITDA in 2019. Without this investment, you can see from our chart that we would have had about a 26.4% Adjusted EBITDA in 2019.

Having said that, we are very happy we made the investment because in 2020 we achieved higher Adjusted EBITDA margin than we have ever had before, and most of those publisher networks are now breakeven to profitable. They also have room to continue to grow with us. So, overall, we are very happy with the investment. By the way, that feeds our network effect, the flywheel that Adam spoke to, where we scale and we get even more yield over time.

I will also talk briefly about 2020 as it was an unusual year, not just for Taboola, but for everybody. The good news is that it was a focusing event for us. We woke up in mid-March and our yields, which is what we make on each of our ad units, had dropped 15% to 20%, literally overnight. That was like a bucket of cold water for us. So we stepped back and we asked ourselves what we needed to do to keep our business healthy.

We decided to focus on two things. First, we focused on getting our yields back up and we did three things to accomplish this. First, we worked with our publisher partners with whom we have had long-term relationships to optimize their implementations for yield. We said to them, ‘You need revenue. We need revenue. Let’s optimize everything we do for yield,’ and that helped. Second, we started focusing on signing up what we called COVID-resistant advertisers. We found the advertisers who were trying to reach consumers who were now trapped in their homes and who they couldn’t reach in the physical world. As a result, we brought on more new advertisers in 2020 than we have historically. That also helped drive up yield.

Finally, we had our tech teams focus relentlessly on improving our algorithms and more effectively targeting our ads, and that also drove yield. So, net net, you will note that we are exiting 2020 at a higher yield than at any point in our history, which obviously helps profitability.

By the way, all three of those actions we took will carry forward. Our publishers will want to maintain higher revenue rates that we achieved with them; the new advertisers, once they come on with us they tend to remain with us and grow, so they should carry forward; and the algo improvements are obviously permanent.

The second major focus area for us in 2020 was on resetting our cost base. We found ways to leverage our business that we didn’t know we could do previously. For instance, we looked at every cloud service across the company, and we cut back on the ones that were not providing clear return on investment. Likewise, we looked at every operation in our business and found smarter ways to work and increase our efficiency, and we generally right-sized the org. These increased efficiencies are also sustainable and our cost base is at the right level to continue to build the business efficiently going forward.

So, net net, while 2020 was a tough year for us and for the world at large, it was also good for us as it was a focusing event and forced us to find ways to be more efficient throughout our business.

As we look forward and think about how we forecast the business in the future, I have already mentioned that we are taking a somewhat conservative approach. There’s two ways that we grow our business. First, we bring on new publisher relationships. Historically, that supply growth has averaged about 15% per year. We are projecting 8% to 11% going forward as we are trying to be conservative. The second way we grow our business is to grow those publisher relationships over time. Historically we have grown them at 110% to 120% on a net dollar retention basis. That means after churn we still grow those publisher accounts on average 10% to 20% per year, and we are only projecting forward net dollar retention of 101% to 103% .

So as I mentioned, we really focus on two key metrics when we measure our business, ex-TAC revenue growth rate and Adjusted EBITDA margin. We want to continue to grow our ex-TAC revenue at a healthy rate, but we want to do so profitably by maintaining the strong Adjusted EBITDA margin. That is basically the way we manage our business.

Gilad Shany

Now for the transaction summary. We are looking at a $2 billion enterprise value and a pro forma cash position of close to $600 million that will put the combined equity value at close to $2.6 billion. On those numbers, we believe we have a very attractive value proposition here with ex-TAC revenue multiple of 4.5 times this year and less than 4 times next, and pro forma Adjusted EBITDA multiple of less than 16 times this year and 14 times next.

If we move to Slide 42, we’ll see the valuation framework we’ve been looking at, and we mainly look at midcap advertising technology companies, and on the secondary piece advertising technology majors and marketing technology companies.

Then if you move to Slide 43, we will see why we think this transaction is so attractive. On every metric we look at, Taboola screams very attractive levels, on EBITDA revenue, EV to Adjusted EBITDA and on Adjusted EBITDA multiples relative to growth, we look at Taboola relative to the comp set we are showing here and we’re seeing a significant valuation gap. Now, we obviously think there’s a lot of room to grow for Taboola. We’re excited about the opportunity to invest, and we’re doing it because the management and us believe in the form of partnership and getting great partners for the long term to join this ride at a very attractive valuation entry.

With that, I want to thank you all for taking the time to listen to our presentation, and we hope to see you on the other side as partners.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.